

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

Mail Stop 3561

September 30, 2009

Mr. Kevin P. Larson
Chief Financial Officer
UniSource Energy Corporation
Tucson Electric Power Company
One South Church Avenue, Suite 100
Tucson, Arizona 85701

> **RE:** **UniSource Energy Corporation**
> **Tucson Electric Power Company**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 2, 2009**
> **Form 10-Q for Quarterly Period Ended June 30, 2009**
> **Filed August 6, 2009**
> **File No. 1-13739 and 1-5924**

Dear Mr. Larson:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

William Thompson
Branch Chief